Exhibit 4.4

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) dated December 6, 2019 is entered into by and between Summit Therapeutics plc, a public limited company incorporated in England and Wales with the Registrar of Companies of England and Wales (the “Company”), having a principal place of business at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB, United Kingdom, and Maky Zanganeh & Associates, Inc., a California corporation (“Consultant”), having a business address at 2882 Sand Hill Rd., Suite 106, Menlo Park, California 94025, United States of America. The Company and Consultant are each a “Party” hereunder and collectively “the Parties.” The Agreement will be effective upon the date of Admission (as such term is defined in the Company’s circular to shareholders dated on or around the date of this Agreement in connection with a proposed equity investment in the Company by Robert Duggan) (the “Effective Date”).

1. Consulting Relationship. During the Consultation Period (as defined below), Consultant shall provide consulting services to the Company as described on Exhibit A to this Agreement (the “Services”), including through Consultant’s Assistant(s) (as defined below). Assistants are direct employees of Consultant. Assistant(s) shall have qualifications, experience and ability to properly perform the Services on behalf of Consultant. Consultant will use commercially reasonable efforts to perform the Services. The Company shall provide access to its information and property as may be reasonably required in order to permit Consultant to perform its obligations hereunder. Consultant shall cooperate with the Company’s personnel and shall not interfere with the conduct of the Company’s business. In performing the Services, Consultant will comply with all business conduct, regulatory and health and safety laws or regulations established by any governmental authority and all such guidelines established by the Company of which Consultant has been advised of in writing with respect to the business of the Company and shall indemnify, defend and hold harmless the Company and its successors and assigns from any claims, suits, judgments or causes of action initiated by any third party against the Company where such actions result directly from the Services performed by the Consultant or its Assistants in violation of or conflict with any such laws, guidelines or regulations. Notwithstanding the foregoing, Consultant will not indemnify for any claims brought by or on behalf of patients participating in the Phase 3 clinical trials of Ridinilazole. The Parties hereby agree that the selection of the Assistants will be by Consultant. The Services will be performed at Consultant’s facilities unless the Company has a specific need for Consultant to travel for a business meeting and Consultant is available to travel at such time. Company will provide adequate notification if such travel is required.

2. Fees. As consideration for the Services to be provided by Consultant, the Company shall pay or cause to be paid to Consultant the compensation as specified in Exhibit B attached to this Agreement at the times specified therein. It will be Consultant’s sole obligation to report all compensation for Services received by Consultant from Company to the appropriate federal, state and local tax authorities as applicable. For the avoidance of doubt, the Parties agree that on and as of the Effective Date, no additional fees shall be payable to Consultant pursuant to that certain Consulting Agreement, dated as of October 16, 2019, by and between the Parties (the “Consulting Agreement”) other than fees earned prior to the Effective Date of this Agreement.

3. Expenses. Consultant and its Assistants and Subcontractors (as defined below) shall not be authorized to incur any expenses on behalf of the Company. Notwithstanding the foregoing, the Company shall reimburse Consultant for all reasonable, documented and authorized travel and out-of-pocket expenses, incurred or paid by Consultant and its Subcontractors in connection with, or related to, the performance of Services under this Agreement with the prior written approval of the Company. Consultant and any Assistant or Subcontractor agrees to comply with the Company’s expense reimbursement policy regarding travel, lodging and meals attached as Exhibit C. Any requests for approval shall be responded to within twenty-four (24) hours of the request to minimize the cost of last minute bookings and allow for appropriate planning. As a condition to receipt of reimbursement, Consultant shall be required to submit to the Company reasonable evidence that the amount involved was expended and related to Services provided under this Agreement. Consultant shall bill the Company for expenses within fifteen (15) days of the last day of the calendar month, and the Company shall reimburse Consultant directly within 30 days of submission of such invoice.

4. Term and Termination. Consultant shall serve as a consultant to the Company for a period commencing on the Effective Date and terminating on the three (3) year anniversary of the Effective Date (the “Consultation Period”).

Consultant may terminate this Agreement upon fifteen (15) days prior notice.

5. Intellectual Property and Return of Company Information

5.1 Intellectual Property

5.1.1 All inventions, ideas, creations, discoveries, computer programs, works of authorship, data, developments, technology, designs, innovations and improvements (whether or not patentable and whether or not copyrightable) which are made, conceived, reduced to practice, created, written, designed or developed by Consultant, solely or jointly with others or under its direction and whether during normal business hours or otherwise, (i) during the Consultation Period if directly related to the business of the Company as to clostridium difficile antibiotics and the Services or (ii) after the Consultation Period if resulting or directly derived from Proprietary Information (as defined below) (collectively under clauses (i) and (ii), “Inventions”), shall be the sole property of the Company. Consultant hereby assigns to the Company all Inventions and any and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefor, in the United States and elsewhere to the maximum extent permitted by Section 2870 of the California Labor Code or any like statute of any other state. Consultant understands that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any Invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit D). Consultant also appoints any officer of the Company as its duly authorized attorney to execute, file, prosecute and protect the same before any government agency, court or authority.

5.1.2 Upon the request of the Company and at the Company’s expense, Consultant shall execute such further assignments, documents and other instruments as may be necessary or desirable to fully and completely assign all Inventions to the Company and to assist the Company in applying for, obtaining and enforcing patents or copyrights or other rights in the United States and in any foreign country with respect to any Invention. Consultant also hereby waives all claims to moral rights in any Inventions. Without limiting the generality of the foregoing, the Company will have the unrestricted right to use, reproduce, modify, distribute, display and make derivative works of all writings, documents and results generated under or otherwise resulting from this Agreement, whether in written, graphic, electronic or other media.

5.1.3 Consultant shall promptly disclose to the Company all Inventions and will maintain adequate and current written records (in the form of notes, sketches, drawings and as may be specified by the Company) to document the conception and/or first actual reduction to practice of any Invention. Such written records shall be available to and remain the sole property of the Company at all times.

5.1.4 For clarity purposes, the Parties agree that Inventions will not include, and the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any inventions that are developed outside of the Services and are not directly derived from Proprietary Information of the Company.

5.2 Infringing Actions. Consultant will not knowingly infringe upon any copyright, patent, trade secret or other property right of any former client, employer or third party in the performance of the Services required by this Agreement.

5.3 Return of Company Information. Upon termination of this Agreement or at any other time upon request by the Company, Consultant shall promptly deliver to the Company or destroy all records, files, memoranda, notes, designs, data, reports, price lists, customer lists, drawings, plans, computer programs, software, software documentation, sketches, laboratory and research notebooks and other documents (and all copies or reproductions of such materials) containing Proprietary Information, whether created by Consultant or others, which shall come into its custody or possession at the expense of the Company. If documents are to be destroyed, Consultant agrees to certify that all such documents have been destroyed. Consultant may retain copies of Proprietary Information that are stored on Consultant’s IT backup and disaster recovery systems until the ordinary course deletion thereof. Consultant shall continue to be bound by the terms and conditions of this Agreement with respect to such retained Proprietary Information.

6. Independent Contractor. Consultant represents and warrants to the Company that it is an “independent contractor” as defined under U.S. Treasury Regulation Section 1.409A-1(f)(2). Consultant and its Assistants shall perform all Services under this Agreement as an independent contractor acting in the ordinary course of its business. Consultant and its Assistants are not Company employees. Consultant and its Assistants are not authorized to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of, the Company or to bind the Company in any manner.

(a) Method of Provision of Services: Except as otherwise expressly provided in this Agreement, Consultant shall be solely responsible for determining the method, details and means of performing the Services. Subject to Section 1, Consultant may select such employees of Consultant as Consultant deems necessary to perform the Services required by this Agreement (the “Assistants”). Consultant shall be wholly responsible for the professional performance of the Services by its Assistants.

Consultant shall expressly advise the Assistants of the terms of this Agreement and shall require each Assistant to abide by the confidentiality requirements of this Agreement. Consultant may recommend that the Company engage with third party contractors, subcontractors and/or consultants (hereinafter referred to as “Subcontractors”). The use of such Subcontractors shall be approved in advance and in writing by the Company, such approval not to be unreasonably withheld. Consultant shall pay for the fees of the Subcontractors. However, Company agrees to reimburse all such fees for the Subcontractors, within thirty (30) days of receipt of an invoice for such fees. Consultant and/or its Assistants will review and oversee work done by Subcontractors. In the event that the Company permits Consultant to use the services of one or more Subcontractors, Consultant shall be liable for any breach of the provisions of this Agreement by its Subcontractors. In no event shall Consultant, or any Assistant, Subcontractor, partner, agent, employee of Consultant, perform any portion of the Services outside the United States of America, except upon the request or with the prior approval of the Company.

(b) No Authority to Bind Company. Neither Consultant, nor any Assistant, Subcontractor, partner, agent, employee of Consultant shall have or purport to have authority to enter into contracts that bind the Company, or create obligations on the part of the Company without the prior written authorization of the Company’s Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) or CEO/COO designee.

(c) No Benefits. Consultant acknowledges and agrees that Consultant and its Assistant(s) will not be eligible for any Company employee benefits, including, without limitation, social security, unemployment, medical or pension payments made available to employees of the Company, and, to the extent Consultant or its Assistant(s) otherwise would be eligible for any Company employee benefits but for the express terms of this Agreement, Consultant (on behalf of itself and its employees) hereby expressly declines to participate in such Company employee benefits.

(d) Taxes; Indemnification. Consultant shall have full responsibility for any amount of taxes, duties and social security contributions (including interest and penalties) with regard to all compensation paid to Consultant (including for any of its Assistants) under this Agreement, in each case imposed (i) by the United States or any subdivision thereof or (ii) to the extent such amount becomes due other than by reason of an action taken by Consultant pursuant to this Agreement that was previously requested or approved by the Company, any other taxing jurisdiction. For purposes of clarity, the Services described in Exhibit A have been requested and approved by the Company. Consultant will comply with all applicable labor and employment requirements with respect to Services hereunder. Consultant shall be responsible for its form of business organization and operations, including state worker’s compensation insurance coverage requirements and any US immigration visa requirements. Consultant agrees to indemnify, defend and hold the Company harmless from any liability for, or assessment of, any claims or penalties from third parties (including governmental authorities) with respect to any U.S. tax, labor or employment requirements relating to Services or payments hereunder.

(e) Tax Information. As a condition to payment under this Agreement, upon its execution hereof Consultant shall provide a complete and accurate IRS Form W-9 to the Company.

7. Supervision of Consultant’s Services. All of the Services to be performed by Consultant, will be as agreed between Consultant and the Company’s CEO, COO or CEO/COO designee and attached hereto as Exhibit A. From time to time, the Parties may agree to amend Exhibit A; such amendment shall be in writing and signed by a duly authorized designee of each Parties. Upon execution of both Parties, the revised or amended Exhibit A shall be part of this Agreement.

8. Consulting or Other Services for Competitors. Consultant represents and warrants that Consultant and its Assistant(s) do not presently perform nor intend to perform, during the Consultation Period, consulting services for companies whose businesses are to develop antibiotics or other therapeutics for clostridium difficile infection. Nothing in this Agreement is intended to preclude Consultant or its Assistants from investing financially in competitors of the Company, even if such competitor’s products or services directly compete with the Company’s products or services, or from consulting for companies that are not direct competitors of the Company.

9. Confidentiality. Consultant agrees that all information, whether or not in writing, concerning the Company’s business, technology, business relationships or financial affairs which the Company has not released to the general public (collectively, “Proprietary Information”) is and will be the exclusive property of the Company. By way of illustration, but not limitation, Proprietary Information may include information or material which has not been made generally available to the public, such as: (a) corporate information, including plans, strategies, methods, policies, resolutions, negotiations or litigation; (b) marketing information, including strategies, methods, customer identities or other information about customers, prospect identities or other information about prospects, or market analyses or projections; (c) financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings, purchasing and sales data and price lists; (d) operational and technological information, including plans, specifications, manuals, forms, templates, pre-clinical and clinical testing data and strategies, software, designs, methods, procedures, formulas, discoveries, inventions, improvements, concepts and ideas; and (e) personnel information, including personnel lists, reporting or organizational structure, resumes, personnel data, compensation structure, performance evaluations and termination arrangements or documents. Proprietary Information also includes information received in confidence by the Company from its customers, clients, or suppliers or other third parties. Consultant will not, at any time, without the Company’s prior written permission, either during or after the Consultation Period, disclose any Proprietary Information to anyone outside of the Company, or use or permit to be used any Proprietary Information for any purpose other than the performance of its duties as a Consultant of the Company. Consultant will cooperate with the Company and use its best efforts to prevent the unauthorized disclosure of all Proprietary Information. Consultant will deliver to the Company all copies of Proprietary Information in its possession or control upon the earlier of a request by the Company or termination of this Agreement. Consultant understands that the Company is now and may hereafter be subject to non-disclosure or confidentiality agreements with third parties, which require the Company to protect or refrain from use of proprietary or the confidential information of the third party. Consultant agrees to be bound by the terms of such agreements in the event Consultant has access to such proprietary or confidential information. Consultant’s obligations under this Section 9 shall not apply to any information that (i) is or becomes known to the general public under circumstances involving no breach by Consultant or others of the terms of this Section 9, (ii) is generally disclosed to third parties by the Company without restriction on such third parties, or (iii) is approved for release by written authorization of an officer of the Company. Consultant warrants that each of the individuals in Consultant’s employ or participating in the rendering of the Services under its supervision, including its Assistant(s) and any Subcontractors, is bound by a confidentiality agreement with terms at least as stringent as the terms of this Section 9 that Consultant has signed with the Company. Notwithstanding the foregoing, Consultant shall remain liable for any breach by its Assistants or any Subcontractors of any confidentiality obligation herein.

10. Conflicts with this Agreement. Consultant represents and warrants that neither Consultant nor its Assistant(s) currently have any agreement with, nor any other obligation to, any third party that would conflict with the terms of this Agreement, nor shall Consultant enter into any such agreement nor incur such an obligation, without the prior written consent of the Company. Consultant further represents that the performance of the Services will not breach any agreement or obligation with any third party, including without limitation any obligation to refrain from engaging in activities that may compete with such party.

11. U.S. Securities Laws. Consultant hereby acknowledges that Consultant is aware, and further agrees that Consultant will advise those of its directors, officers, employees, agents, Assistants and Subcontractors who may have access to confidential information about the Company, that United States securities laws prohibit any person who has material, non-public information about a company from purchasing or selling securities of such a company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

12. Solicitation of Employees, Consultants and Other Parties. The Company and Consultant agree that during the Consultation Period, and for a period of twenty-four (24) months immediately following the termination of the Agreement for any reason, whether with or without cause, neither Party shall either directly or indirectly solicit, induce, recruit or encourage any of the other Parties’ employees or consultants to terminate their relationship with the other Party, or attempt to solicit, induce, recruit, encourage or take away employees or consultants of the other Party, either for itself or for any other person or entity. Further, during the Consultation Period and at any time following the termination of the Agreement for any reason, whether with or without cause, Consultant shall not use any Proprietary Information of the Company to negatively influence any of the Company’s clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct any purchase of products and/or services to any person, firm, corporation, institution or other entity in direct competition with the Company as defined herein.

13. Force Majeure. Neither Party shall lose any rights hereunder or be liable to the other Party for damages or losses on account of failure of performance by the defaulting Party, other than a failure to make payment, if the failure is occasioned by government action, war, terrorism, fire, explosion, flood, strike, lockout, embargo, shortage of materials or utilities, vendor failure to supply, act of God, or any other cause beyond the control and without the fault or negligence of the defaulting Party, provided that the Party claiming force majeure has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a Party be required to settle any labor dispute or disturbance. Such excuse shall continue as long as the condition preventing the performance continues. Upon cessation of such condition, the affected Party shall promptly resume performance hereunder. Each Party agrees to give the other Party prompt written notice of the occurrence of any such condition, the nature thereof, and the extent to which the affected Party will be unable to perform its obligations hereunder. Each Party further agrees to use all reasonable efforts to correct the condition as quickly as possible and to give the other Party prompt written notice when it is again fully able to perform its obligations hereunder.

14. Assignment. Neither Party may assign this Agreement without prior written consent from the other Party. This Agreement will be binding upon and inure to the successors and permitted assignees of the Parties and the name of a Party appearing herein will be deemed to include the names of such Party’s successor’s and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment not in accordance with this Section 14 will be null and void.

15. Miscellaneous.

(a) Amendments and Waivers. This Agreement may be amended or modified only by a written instrument executed by both the Company and Consultant.

(b) Entire Agreement. This Agreement, including the Exhibits hereto, constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement, including the Consulting Agreement.

(c) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, 48 hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the Party to be notified at such Party’s address or facsimile number as set forth above, or as subsequently modified by written notice.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California, without giving effect to the principles of conflict of laws.

(e) Severability. If any term, provision, covenant or condition set forth herein (including, without limitation, the exhibits hereto) or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid, void or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms, provisions, covenants or conditions hereof or the application of such terms, provisions, covenants or conditions to circumstances other than those as to which it is held invalid or unenforceable, and a suitable and equitable term or provision shall be substituted therefor to carry out, insofar as may be valid and enforceable, the intent and purpose of the invalid or unenforceable term, provision, covenant or condition.

(f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument. Each Party agrees that the delivery of the signed Agreement by facsimile or in electronically readable format shall have the same force and effect as delivery of original signature and that each Party may use such signatures as evidence of the execution and delivery of the Agreement by all Parties to the same extent that an original signature could be used.

(g) Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

[Signature Page Follows]

The Parties have executed this Agreement on the respective dates set forth below.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Glyn Edwards, Chief Executive Officer

Date:	December 6, 2019

MAKY ZANGANEH & ASSOCIATES, INC.

By:	/s/ Mahkam Zanganeh
Name:	Mahkam Zanganeh
Title:	CEO
Address:	2882 Sand Hill Road, Suite 106
Menlo Park, CA 94025

EXHIBIT A

DESCRIPTION OF CONSULTING SERVICES

Description of Services

Services will include the following:

1.	Evaluation of and assistance in managing the contract research organization responsible for the Phase 3 clinical trials of Ridinilazole in clostridium difficile infection.

2.	Assistance with site management and support for the Phase 3 clinical trials of Ridinilazole in clostridium difficile infection.

3.	Assistance with acceleration of patient enrollment for the Phase 3 clinical trials of Ridinilazole in clostridium difficile infection.

4.	Assistance with FDA filing of the NDA for Ridinilazole (including organization, drafting, editing & review of documents).

5.	Provide detailed development strategy plan for the clinical and regulatory programs for Ridinilazole in clostridium difficile infection.

EXHIBIT B

COMPENSATION

Consultant shall be granted a warrant to acquire 16,793,660 ordinary shares of the Company (the “Warrant”). The Warrant shall have an exercise price per share equivalent to £0.221. The Warrant shall vest in equal quarterly installments over three years, subject to the provision of on-going Services to the Company by Consultant during the Consultation Period. Consultant shall have five (5) years from the termination or expiration date of this Agreement or ten (10) years from the date of grant of the Warrant, whichever is earlier, to exercise the vested portion of the Warrant. In the event of an early termination of this Agreement by Consultant, any portion of the Warrant that is unvested as of the time of such termination shall be forfeited immediately and automatically to the Company, without the payment of any consideration to Consultant.

The Company will pay Consultant a fee of seventy-five thousand U.S. dollars ($75,000) per month during the Consultation Period, which shall be payable on the first business day of each month. The Parties may agree to increase this fee if the Company requests that Consultant use more Assistants to support the Services than the Parties contemplated upon the date of the Agreement.

EXHIBIT C

EXPENSE REIMBURSEMENT POLICY

EXHIBIT D

CALIFORNIA LABOR CODE SECTION 2870

INVENTION ON OWN TIME – EXEMPTION FROM AGREEMENT

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